EXHIBIT 99

LANOPTICS LOGO OMITTED



                             FOR IMMEDIATE RELEASE

         LanOptics Ordinary Shares to Trade on Nasdaq SmallCap Market


         Yokneam, Israel, April 11, 2003 -- LanOptics Ltd. (Nasdaq Symbol:
LNOP) announced today that its Ordinary Shares will commence trading on The Nasdaq SmallCap Market at the opening of business on Monday, April 14, 2003. The shares will continue to trade under the same ticker symbol (LNOP). The move is contingent upon successful completion of Nasdaq's application and review process, which is expected to be completed within a few days.

About LanOptics

         LanOptics is focused on its subsidiary, EZchip Technologies, a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone.

For more information on EZchip, visit its web site at http://www.ezchip.com.

For more information on LanOptics, visit our web site at http://www.lanoptics.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2003 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of LNOP.

Contact:
Dror Israel
CFO, LanOptics Ltd. Israel
+972-4-959 6666
E.Mail: dror@lanoptics.co.il

                                      ###